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                              December 14, 2022

       Douglas Tobler
       Chief Financial Officer
       Vista Gold Corp.
       7961 Shaffer Parkway, Suite 5
       Littleton, Colorado 80127

                                                        Re: Vista Gold Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-09025

       Dear Douglas Tobler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 24, 2022

       Item 2. Properties, page 28

   1. Please disclose mineral resources exclusive of mineral reserves as required by Item
                                                        1304(d)(2) of
Regulation S-K, and state the point of reference used when estimating mineral resources.
       Exhibits
       96.1, page 82

   2. Please revise your technical report to disclose mineral resources exclusive of mineral reserves as required by
Item 601(b)(96)(iii)(11)(ii) of Regulation S-K, and state the point of reference used when
estimating mineral resources.
 Douglas Tobler
FirstName
Vista Gold LastNameDouglas Tobler
           Corp.
Comapany14,
December   NameVista
              2022 Gold Corp.
December
Page 2    14, 2022 Page 2
FirstName LastName
3. Please revise your technical report to include the qualified person opinions as required under Items 601(b)(96)(iii)(10)(v) and 17(vi) of Regulation S-K.
4. We note the disclosure on page 298 of your technical report stating that the level of accuracy of the project cost estimate is considered +- 25%. Items 1302(e)(9) and (e)(12)
         of Regulation S-K specify minimum accuracy levels with respect to the type of feasibility study performed. Please tell us the level of study contemplated by your technical report and, if necessary, revise your disclosures to clarify.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.s.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Doug Tobler